Filed by Zendesk, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No. 333-261512

The following presentation was made available by Zendesk, Inc. on February 7, 2022.

DRAFT - SUBJECT TO CHANGES Key Topics from Recent Shareholder Engagement FEBRUARY 7, 2022

Cautionary statement regarding forward looking statements This communication may contain forward-looking statements, including, among other things, statements regarding the anticipated beneﬁts of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future ﬁnancial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk, Inc.’s (“Zendesk”) or Momentive Global Inc.’s (“Momentive”) operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s ﬁnancial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to diﬀer materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated beneﬁts of the proposed transaction or those beneﬁts taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely aﬀect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the eﬀect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) current or future litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the eﬀect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash ﬂow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to eﬀectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a uniﬁed, reliable shared services platform; (xx) Zendesk’s reliance on third party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualiﬁed personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to eﬀectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate suﬃcient revenues to achieve or sustain proﬁtability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected beneﬁts of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond eﬀectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents ﬁled by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reﬂect events or circumstances after the date of this communication or to reﬂect new information or the occurrence of unanticipated events, except as required by law. No oﬀer or solicitation This communication is not intended to and shall not constitute an oﬀer to sell or the solicitation of an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional information and where to ﬁnd It This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk ﬁled with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The deﬁnitive joint proxy statement/prospectus has been sent to Zendesk stockholders and Momentive stockholders. Each of Zendesk and Momentive may also ﬁle other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are ﬁled or will be ﬁled with the SEC by Zendesk or Momentive through the website (www.sec.gov). Copies of the documents ﬁled by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents ﬁled with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San 2 Mateo, California 94403.

Key topics from recent shareholder engagement

Consideration offered

- Zendesk entered into the transaction at a point in time where **the exchange ratio favored Zendesk by 20%** vs. the three-year average exchange ratio
- As of February 4th, the implied value of our offer was approximately $22 (~20% less than Momentive's closest competing cash bid of $27.25 in October)

Quality of the Momentive business

- Zendesk has developed a deep understanding of Momentive's business, product, and revenue quality through our due diligence process
- Momentive is in the midst of executing a strategy to **transition from a self-serve to sales-led model** – customers generate significantly more lifetime value once they become sales-assisted. Zendesk's greater go-to-market resources and proven enterprise product playbook can **accelerate Momentive's transformation**.
  - We deeply understand and recognize the Momentive funnel from demand to close and the areas where our resources and experience can improve it
  - See Appendix for more detail
- **Momentive's product can disrupt competitors** as it moves upmarket. Across surveys, voice of customer / voice of employee, and market research, Momentive is highly competitive with Qualtrics and others when time-to-value and total cost of ownership are important buying criteria

Scale and timing of synergies

- Projected synergies account for **6% of combined pro forma revenue in 2025**. Our Board viewed this as highly achievable given the significant opportunities to enhance and expand Momentive's go-to-market motions and our track record of consistently meeting and / or exceeding our revenue targets
- Comparable SaaS acquisitions imply **substantial upside in both the magnitude and timing of synergies:**
  - SendGrid achieved estimated revenue uplift of 40%+ vs. its LTM standalone revenue growth rate in year 2 after its acquisition by Twilio in 2020
  - Qualtrics achieved estimated revenue uplift of 20%+ vs. its LTM standalone revenue growth rate in year 1 after its acquisition by SAP in 2019
- The forecasted revenue synergy contribution to operating income drives **pro forma margin expansion of 270bps** vs. Zendesk standalone (15.2% vs. 12.5% in 2025, respectively)

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Key topics from recent shareholder engagement ● Zendesk’s proposed acquisition of Momentive does not in any way lessen Zendesk’s commitment to open API Competitive implications standards – Zendesk, Momentive, and most of our SaaS peers typically build to open API standards, empowering our customers to connect with software products of their choosing – Thousands of our customers use Zendesk-built integrations to connect Zendesk with products owned by our largest competitors – Zendesk customers send over 2M customer satisfaction surveys per day via Zendesk’s limited functionality – while other customers have chosen to integrate Zendesk with more advanced third-party feedback platforms (of which Momentive is an important partner) ● We will continue to support Momentive’s relationships and product integrations with other software providers as part of our commitment to customer choice ● Zendesk and Momentive do not oﬀer competing products – incremental cross sale will drive increased revenue Customer overlap ● Our acquisition of Momentive is not expected to cannibalize business or cause material dis-synergies ● Zendesk and Momentive share 10,000+ customers, indicating a natural market ﬁt for our solutions; however, this overlap is actually only a minority of our customer bases, and thus represents a signiﬁcant cross-sell opportunity ● Zendesk already partners with several experience management providers via our marketplace and open API Partner vs. buy platform. Our Customer Intelligence product strategy extends far beyond what is possible via arms-length integration, and the ﬁnancial upside of ownership vs. partnership is compelling ● Unifying customer interaction and sentiment data is becoming a strategic imperative for businesses, and ownership of both systems signiﬁcantly enhances both our ability to innovate and the economics of that innovation 4

Key topics from recent shareholder engagement ● We acknowledge that integration risk is inherent in any transaction, including the proposed Momentive transaction. Integration risk As such, we have been devoting signiﬁcant time and resources to integration planning as to mitigate this risk ● Zendesk has never missed its quarterly revenue guidance. We achieved the 2020 revenue target we set in 2016, and we have consistently outperformed long-term analyst consensus ● Our track record of execution and outperformance as well as our detailed integration planning should demonstrate that we are prepared for this next step in our growth and can appropriately manage integration risks ● Our conservative synergy projections reﬂect our realistic perception of the substantial integration eﬀorts required ● We attract exceptional talent across Zendesk, including in our ﬁnance organization and on our management team Team stability ● Zendesk’s CFO Shelagh Glaser is a 30-year ﬁnance executive who has brought to Zendesk a proven history of driving scale, growth and proﬁtability ● Professional experience at high-growth market leaders like Zendesk is highly coveted, especially in the current talent market. We are immensely proud that we have helped build and launch incredible careers across the technology industry because of our focus on people development ● We are conﬁdent in our ability to continue to attract and retain the talent Zendesk needs to continue to realize its strategic objectives and ﬁnancial goals ● The Board regularly reviews the company’s strategy and plan for potential acquisition candidates Board process ● The deﬁnitive proxy details a Board-led contemplation of our strategy and competitive landscape, leading to the participation in the acquisition process for Momentive ● When the opportunity arose to bid for Momentive, Zendesk’s Board was disciplined and presented Momentive with a transaction that was structured to both win a competitive auction and to protect Zendesk shareholder value ● Our independent directors have deep leadership experience across industries and companies – and together the board undertook this strategic process with the utmost care 5

Appendix Mary Gold MG Conversation with Mary Hi Mary, happy to assist with your order.

Momentive and Zendesk GTM motions

momentive

Inbound

Almost entirely inbound lead acquisition driven by strong brand awareness, advertising, and SEO

Free Account

Paid Accounts – ~$460M total revenue run rate[1]

~95% of active users are on a free self-service accounts. Vast majority of paid accounts are on self-service plans. Self-service customers account for ~66% of revenue[1]

Only 3% of organizational domains engage with Momentive's sales team today. However, this sales-assisted business is ~33% of revenue and 2.5x the growth rate of the self-service business[1]

Sales-Assisted Accounts – ~ $150M revenue run rate[1]

~3% of paid organizational accounts are actively managed by Momentive sales team.[1] 4x average uplift in revenue upon initial conversion to sales-led account zendesk

Inbound

Outbound

Sustained strong inbound motion with growing outbound efforts; outbound average new deal size is >5x inbound[2]

Self-Service

Sales-Assisted

Majority of new business bookings is sales-assisted (in $ terms); sales-assisted average new deal size is >7x self-service[3]

Initial Land

Initial land following typically short sales cycle. Often focused on single use case / department

Sales-Assisted Expansion

Fast and sustainable expansion motion that drives Zendesk target NER range of 110-120% (Q321 NER of 122%)[4]

TIME →

1) As of Q3'21. Revenue run rate is calculated by multiplying the referenced quarterly revenue by 4. Momentive sales-assisted customers are customers sold through Momentive's sales team. 2) In FY'21. 3) Zendesk determines its bookings as the incremental additional annual recurring revenue from contracts that were entered into during the referenced fiscal quarter. A Zendesk self-service customer is a customer who purchases products without a custom price quote from Zendesk. A Zendesk sales-assisted customer is a customer who purchases products with a custom price quote from Zendesk. 4) For Zendesk's definitions on net expansion rate ("NER") and annual recurring revenue please see its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission.

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